File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated September 24th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: September 24th., 2004

Vitro Announces the Issuance of Secured Debt issued by its Glass Containers Operating Company

Vitro, S.A. de C.V. (“Vitro”) (NYSE: VTO; BMV: VITROA) San Pedro Garza García, Nuevo León, Mexico – (BUSINESS WIRE) – September 24, 2004 –Vitro, S.A. de C.V. announced today that its subsidiary Vitro Envases Norteamerica S.A. de C.V. (“VENA”), Vitro’s glass containers division, issued approximately $230 Million in a secured unsubordinated Loan with maturity in 2006.

Vena intends to use the proceeds of the issuance to repay indebtedness at the Holding Company (Vitro S.A. de C.V.).

The loan issued by VENA is guaranteed by VENA’s principal Mexican subsidiaries and Vitro Packaging, VENA’s trading company in the United States. The loan is secured by most of VENA's and its subsidiaries' assets. The collateral is shared with other creditors of VENA and its subsidiaries.